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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)

                 ALLOU HEALTH & BEAUTY CARE, INC.
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                          (Name of Issuer)

                        CLASS A COMMON STOCK
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                   (Title of Class of Securities)

                            019782101
                          --------------
                          (CUSIP Number)

  MARK VANDEVELDE, ROSS FINANCIAL CORPORATION, P.O. Box 31363-SMB,
   MIRCO COMMERCE CENTRE, CAYMAN ISLANDS B.W.I., (345) 949-7950
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     (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                            June 1, 1998
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].


                           Page 1 of 10 Pages

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CUSIP No. 019782101                             Page 2 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    KENNETH B. DART
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BELIZE
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                331,600
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER           331,600
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 These shares are beneficially owned by Ross
331,600 shares   Financial Corporation as to which STS Inc.
                 is the 100% shareholder.  Kenneth B. Dart is the
                 100% shareholder of STS Inc.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.272%
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14. TYPE OF REPORTING PERSON*
    IN-INDIVIDUAL





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CUSIP No. 019782101                             Page 3 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    ROSS FINANCIAL CORPORATION
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    WORKING CAPITAL
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 331,600
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            331,600
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,600   shares   These shares are beneficially owned by STS
                   Inc. which is the 100% shareholder.

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.272%
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14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





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CUSIP No. 019782101                             Page 4 of 10 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    STS INC.
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                        (b)  [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*

    NONE
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS
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 NUMBER OF   | 7. SOLE VOTING POWER                    -0-
  SHARES     |----------------------------------------------------
BENEFICIALLY | 8. SHARED VOTING POWER                 331,600
  OWNED BY   |----------------------------------------------------
   EACH      | 9. SOLE DISPOSITIVE POWER               -0-
 REPORTING   |----------------------------------------------------
  PERSON     |10. SHARED DISPOSITIVE POWER            331,600
   WITH      |
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,600   shares   These shares are beneficially owned by Ross
                   Financial Corporation as to which STS Inc.
                   is the 100% shareholder.
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.272%
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14. TYPE OF REPORTING PERSON*
    IN-CORPORATION





Neither the filing of this Amendment No. 6 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ross Financial Corporation, a Cayman Islands corporation, by STS
Inc., a Cayman Islands corporation, or by Kenneth B. Dart, that it or he is the beneficial owner of any of the Common Stock referred to in this Amendment, other than shares of Allou Health & Beauty Care, Inc., issued and outstanding and owned of record by the Ross Financial Corporation as of the date of this Amendment, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

JOINT STATEMENT

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of Class A voting common stock (the "Common Stock"), of Allou Health & Beauty Care, a Delaware corporation ("the Company"). The principal executive offices of the Company are located at 50 Emjay Boulevard, Brentwood, NY 11717.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f)

A.   Kenneth B. Dart

(1)  Business Address:

     P.O. Box 31300-SMB
     Grand Cayman, Cayman Islands, B.W.I.

(2)  Principal Employment:

     President of the following corporation:

     (a) Dart Container Corporation
         P.O. Box 31372-SMB
         Grand Cayman, Cayman Islands, B.W.I.  *

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

(3) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(4)  Citizenship:  Belize
                             Page 5 of 10 Pages
B.  ROSS FINANCIAL CORPORATION

   (1)  Country of Organization: Cayman Islands

   (2)  Principal business:  Investment in securities.

   (3)  Address of Principal Business:

        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (4)  Address of Principal Office:

        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (5)  Name and address of all members of the
        Board of Directors:

        Kenneth B. Dart
        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

   (6)  Name and address of all officers:

         Kenneth B. Dart    President/Treasurer
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Mark VanDevelde    Secretary
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Foreshore Corporate Services   Assistant Secretary
         P.O. Box 1994
         Grand Cayman, Cayman Islands, B.W.I.

  (7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

C.  STS Inc.

(1) Country of Organization:  Cayman Islands


                             Page 6 of 10 Pages
(2) Principal Business:  Investment in securities.

(3) Address of Principal Business:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(4) Address of Principal Office:
    P.O. Box 31363-SMB
    Grand Cayman, Cayman Islands, B.W.I.

(5) Name and address of all members of the Board of
    Directors:

        Kenneth B. Dart
        P.O. Box 31363-SMB
        Grand Cayman, Cayman Islands, B.W.I.

(6) Name and address of all officers:

         Kenneth B. Dart    President/Treasurer
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Mark VanDevelde    Secretary
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Foreshore Corporate Services   Assistant Secretary
         P.O. Box 1994
         Grand Cayman, Cayman Islands, B.W.I.

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A.   Kenneth B. Dart:

Since the last filing, Kenneth B. Dart has sold no shares of Common stock for his own account but may be deemed to have sold the shares of Common Stock purchased by Ross Financial Corporation.



                            Page 7 of 10 Pages
B.   Ross Financial Corporation:

Since the last filing Ross Financial Corporation has sold an aggregate of 49,500 shares of Common Stock for total consideration (including brokerage commission & SEC fees ) of approximately
$679,975.00.

C.   STS Inc.:

STS Inc. has sold no shares of common stock for its own account but may be deemed to have sold shares of Common Stock purchased by Ross Financial Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the disposition of Common Stock is the reduction of a long-term passive investment. Each reporting person may determine to dispose of more or all of its respective long-term passive investment. However, each reporting person may acquire additional Common Stock of the issuer as a long-term passive investment, subject to the availability of such stock at prices deemed attractive by each of the respective reporting persons. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
(a)-(b)

A.  The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of June 1, 1998, the Reporting Persons owned the following shares of Common Stock.

(1) By virtue of his status as the sole shareholder of STS Inc., which is the sole shareholder of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross Financial Corporation.

(2) Ross Financial Corporation is the direct owner of 331,600 shares of Common Stock. The 331,600 shares represent approximately 7.272% of the 4,559,850 shares of Common Stock outstanding as of February 5, 1998, as reported by the Company on Form 10-Q for the fiscal quarter ending December 31, 1997 (the "Outstanding Shares").

(3)  By virtue of its status as the sole shareholder of Ross
Financial Corporation, STS Inc., for purposes of this
Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by Ross
Financial Corporation.
                            Page 8 of 10 Pages
(4) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 331,600 shares of Common Stock representing 7.272% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference.

(d) No other person is known to have the right or power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Kenneth B. Dart is the sole shareholder of STS Inc.  STS
Inc. is the sole shareholder of Ross Financial Corporation.  The
Agreement among the Reporting Persons with respect to the filing of this Amendment 6 to Schedule 13D is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED WITH EXHIBITS.

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting persons with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

ROSS FINANCIAL CORPORATION

By:   Kenneth B. Dart, President
      Dated: June 1, 1998

STS INC.

By:   Kenneth B. Dart, President
      Dated: June 1, 1998

AND

KENNETH B. DART
Dated:  June 1, 1998
                            Page 9 of 10 Pages

EXHIBIT A

ALLOU HEALTH & BEAUTY-ROSS FINANCIAL CORPORATION SALE
TRANSACTIONS *

Trade                          Total    Commission        Net
Date     Quantity  Price    Proceeds   & SEC Charges    Proceeds

4/30/98    2,000   12.00     24,000.00    100.80       23,899.20
4/30/98      500   12.0625    6,031.25     25.20        6,006.05
5/ 4/98   10,000   12.3750  123,750.00    504.13      123,245.87
5/ 4/98    5,000   12.50     62,500.00    252.08       62,247.92
5/ 4/98      300   12.875     3,862.50     15.13        3,847.37
5/27/98    8,000   11.250    90,000.00    403.00       89,597.00
5/27/98    2,900   11.50     33,350.00    146.11       33,203.89
5/28/98    1,100   11.50     12,650.00     55.43       12,594.57
5/29/98    5,000   11.750    58,750.00    251.96       58,498.04
5/29/98    4,000   11.750    47,000.00    201.57       46,798.43
5/29/98    3,000   11.750    35,250.00    151.18       35,098.82
5/29/98    3,000   11.750    35,250.00    151.18       35,098.82
6/ 1/98   10,000   11.750   117,500.00    503.92      116,996.08

TOTAL     54,800            649,893.75  2,761.69      647,132.06

* All transactions reported on this exhibit were effected on the American Stock Exchange.

                           Page 10 of 10 Pages
EXHIBIT B

AGREEMENT

This will confirm the agreement by and among all of the undersigned that Schedule 13D filed on or about January 4, 1996 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Class A voting common stock, of Allou Health & Beauty Care, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ROSS FINANCIAL CORPORATION

By:   Kenneth B. Dart, President
      Dated: June 1, 1998

STS INC.

By:   Kenneth B. Dart, President
      Dated: June 1, 1998
AND

KENNETH B. DART
Dated:  June 1, 1998